Exhibit 99.3

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

SILVERCREST MINES INC.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and twelve months ended December 31, 2014. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are stated in United States dollars unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is March 24, 2015. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 20 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF FOURTH QUARTER (“Q4”) AND YEAR ENDED DECEMBER 31, 2014

Financial and Operating Highlights:	Q4 2014	Q4 2013	2014	2013
Cash flow from operations (1) (3)	$1,791,041	$4,608,427	$13,768,201	$26,090,978
Cash flow from operations (1) (3) per share	$0.02	$0.04	$0.12	$0.24
Cash cost per AgEq ounce sold (2) (3)	$11.90	$7.68	$9.64	$7.78
All -in sustaining cash cost per AgEq ounce sold (2) (3)	$17.98	$12.77	$14.35	$13.05

Revenues	$16,406,592	$12,866,617	$45,132,599	$54,893,651
Net earnings (loss)	$(5,539,328)	$(4,094,410)	$(1,515,975)	$8,479,263
Adjusted earnings (loss) (3)	$(2,035,929)	$1,621,246	$5,238,021	$16,147,593
Net earnings (loss) per share	$(0.05)	$(0.04)	$(0.01)	$0.08
Adjusted earnings (loss) per share (3)	$(0.02)	$0.01	$0.04	$0.15

Silver ounces produced	397,509	228,787	1,157,021	779,026
Gold ounces produced	8,983	9,218	27,609	31,099
Silver equivalent ounces produced (2)	936,472	796,751	2,813,559	2,661,979

Silver ounces sold	422,250	208,200	1,177,936	751,633
Gold ounces sold	8,968	8,220	28,678	30,487
Silver equivalent ounces sold (2)	960,330	714,678	2,898,643	2,595,716

(1)	Cash flow from operations before changes in working capital items.

(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. For fiscal 2013 and Q4 2013, the gold price to silver price ratio was 60.5:1 and 61.6:1, respectively. All numbers are rounded.

(3) The Company uses performance indicators that are not defined according to IFRS. The Company presents these Non-IFRS performance measures to provide additional information regarding the Company's financial results and performance (refer to “Non-IFRS Performance Measures” section for calculation details).

Refer to “Results of Operations” section for a detailed comparison with the same period of the prior fiscal year.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

HIGHLIGHTS OF FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2014 (continued)

Santa Elena

•	The Santa Elena Mine reported record Q4 2014 AgEq production of 936,472 AgEq ounces, an 18% increase compared to Q4 2013; and record annual AgEq production of 2.81 million AgEq ounces, a 6% increase compared to 2013. SilverCrest achieved 93% of its 2014 metal production guidance, which was expected to range between 3.0 – 3.3 million AgEq ounces, in spite of the early closure of the open pit and short-term delays related to the first underground stope.

•	Silver production set a quarterly record of 397,509 ounces in Q4 2014, a 74% increase compared to Q4 2013; and record annual silver production of 1.16 million ounces, a 49% increase compared to 2013.

•	Gold production for the fourth quarter was 8,983 ounces, a 3% decrease compared to Q4 2013; and annual for 2014 was 27,609 ounces, an 11% decrease compared to 2013.

•	On October 1, 2014, Santa Elena’s Underground Mine was successfully commissioned. Completion of a ventilation raise in Q4 2014 increased operating efficiencies and improved advancement rates for both underground development and mine production.

•	On August 1, 2014, SilverCrest’s new 3,000 tonnes per day (“tpd”) mill and Counter Current Decantation / Merrill Crowe (“CCD/MC”) processing facility at the Santa Elena Mine was successfully commissioned.

•	Average mill throughput during Q4 was 2,916 tpd (268,287 tonnes processed) with average recovery rates of 89% for gold and 62% for silver. For 2014, 526,525 tonnes were put through the mill which represents approximately seven months of production, including pre-commissioning milling. The 2014 average recovery rates were 90% for gold and 66% for silver. The 2014 mill metal recoveries were slightly below design criteria of 92% gold and 67.5% silver. Mill recoveries are still being optimized (grinding size and cyanide rates) with 2015 targets of 92% gold and 70% silver.

•	Exploration drilling continued in Q3 and Q4 2014 with the drilling program targeting expansion of gold and silver mineralization at depth, to the west and east to investigate possible extension of main mineralized zone. Additional exploration and infill drilling was completed at the Tortuga and Cholugo mineralized zones. The drill results will be incorporated in the update resource estimation for the Santa Elena Mine in 2015.

Sonora Properties, Mexico

•	In November 2014, SilverCrest strengthened its land position in the vicinity of the Santa Elena Mine by signing a five year option agreement with Evrim Resources Corp. (TSX.V: EVM) (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Cumobabi Property (“Cumobabi”) in the State of Sonora, Mexico. The Cumobabi Property is the general vicinity of the Santa Elena mine and adjacent to the Ermitaño Property (“Ermitaño”) which SilverCrest optioned in January, 2014 (refer to “Exploration Properties – Sonora Properties – Mexico” section for further discussion).

•	SilverCrest’s acquisition of the Cumobabi Property significantly consolidates SilverCrest’s land position in the vicinity of the Santa Elena Mine. When combined with the Ermitaño Property, SilverCrest now controls over 51,172 hectares of mineral rights, prospective for gold and silver resources, adjacent to or in the near vicinity of the Santa Elena mine. The lands are considered to be highly prospective and are expected to play a strategic role in the organic growth of SilverCrest’s resources.

La Joya Project, Mexico

•	SilverCrest completed a 17 hole in-fill drilling program (2,698 metres). The program provides valuable information that will enable SilverCrest to advance towards an updated resource model in the first half (“H1”) of 2015.

Corporate

•	During Q4, the Company granted stock options to directors, officers, employees and consultants to purchase an aggregate of 2,800,000 common shares of the Company at an exercise price of CAD$1.55 per share for a term of five years.

•	Subsequent to December 31, 2014, SilverCrest announced that;

o	N. Eric Fier, President and Chief Operating Officer, has taken a partial leave of absence to deal with certain matters of personal health. Dunham L. Craig, Director, has been appointed Interim President and will assume the President’s responsibilities on a temporary basis until further stages of a succession plan developed by the Board of Directors can be implemented. Mr. Fier will remain as Chief Operating Officer and Director of SilverCrest until such time as he is able to return to his duties on a full time basis. In his absence, SilverCrest will rely on the depth and experience of its management to professionally execute its stated business objectives.

The Board’s succession plan has Mr. Fier stepping into the CEO position upon J. Scott Drever’s anticipated retirement as CEO in the coming year which is now expected to coincide with Mr. Fier’s return.

o	Michael Rapsch was appointed Vice President, Corporate Communications. Michael has been instrumental to SilverCrest’s marketing success by expanding investor relations programs and building the shareholder network.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of eight years. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya Project in Durango State, Mexico.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase underground ore production rates from current average rates of 1,200 tpd to average rates of 1,500 tpd by the end of 2015 to achieve an average rate of 1,320 tpd for fiscal 2015, (iii) SEDAR file a Technical Report by March 31, 2015 to update the Santa Elena Reserves, Resource estimates, and life of mine plan, (iv) expand resources and associated reserves at Santa Elena by continued systematic exploration of the deposit, (v) continue to evaluate and acquire low cost exploration properties in proximity to Santa Elena, (vi) update the La Joya resource model for a new resource estimate in 2015, and (vii) manage a strong cash position to support growth while sustaining existing operations.

Santa Elena Mine Targets

•	Achieve estimated 2015 production guidance of 1.6 million – 1.8 million ounces of silver and 36,000 – 39,000 ounces of gold, for an aggregate of 4.0 million – 4.4 million AgEq ounces (Ag:Au 66.7:1).

•	Achieve estimated cash operating cost of $10 - $11 per AgEq ounce sold (Ag:Au 66.7:1).

•	Achieve estimated all-in sustaining cash cost of $14 - $15 per AgEq ounce sold (Ag:Au 66.7:1).

•	Achieve budgeted mill recovery rates of 92% for gold and 70% for silver.

•	Achieve annual average underground ore production rates of 1,320 tpd.

•	Target 1,100 metres of ramp development, 2,100 metres of lateral development and 200 metres of vertical development.

Sonora Property Targets - 30/60 km radius from Santa Elena Operations

•	Exploration budget for 2015 is an aggregate of $2.8 million. Exploration expenditures may be adjusted or reallocated to other targets throughout the year depending on success and cash availability.

•	Complete approximately 6,000 metres of drilling and advance surface exploration program at Ermitaño I & II and Cumobabi concessions to delineate additional targets.

•	Continued focus on low cost acquisitions, targeting opportunities of epithermal deposit within the developing regional Santa Elena trend.

La Joya Project Targets

•	Release an updated resource model incorporating 17 in-fill core hole drill program completed in 2014.

•	Complete or renegotiate final La Joya East staged acquisition payment of $0.6 million.

•	Negotiate access agreements for continued exploration and potential development.

•	Advance additional metallurgical and economic studies.

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

•	Adequate financing.

Production rates, operating and sustaining costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, realized prices for silver and gold ounces sold, currency exchange rates, the level of operating and sustaining costs and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

KEY FINANCIAL PERFORMANCE INDICATORS (continued)

Adequate financing

Historically, the major sources of liquidity have been the capital markets and project financing. The Santa Elena Expansion Project has been successfully completed, capital expenditures are now focused on sustaining and underground development costs at Santa Elena and new Sonoran exploration programs. With proceeds from the sale of silver and gold and the current cash position, SilverCrest expects to meet its financial commitments and pursue other corporate opportunities for growth going forward.

RESULTS OF OPERATIONS

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Revenues
Silver revenue	$6,756,386	$4,204,643	$21,474,310	$17,262,278
Gold revenue - cash basis	9,322,088	8,793,655	31,028,748	36,091,784
	16,078,474	12,998,298	52,503,058	53,354,062
Gold revenue - non cash
- amortization of deferred revenue	328,118	616,973	1,149,891	2,288,243

- capitalized to Santa Elena Mine EIP (1)	-	(748,654)	(8,520,350)	(748,654)
Revenues reported	16,406,592	12,866,617	45,132,599	54,893,651
Cost of sales	11,427,777	5,185,211	23,596,973	19,895,374
Depletion, depreciation and amortization	3,150,393	1,618,884	8,167,486	6,134,532

Mine operating earnings	1,828,422	6,062,522	13,368,140	28,863,745
General and administrative expenses	(2,321,740)	(2,885,989)	(6,504,047)	(6,951,892)
Share-based compensation	(922,099)	(881,949)	(2,262,705)	(2,507,893)
Foreign exchange gain (loss)	(395,025)	793,276	(462,889)	2,079,678
Impairment charges	(4,956,418)	-	(4,956,418)	-
Other income	-	-	539,714	-

Operating earnings (loss)	(6,766,860)	3,087,860	(278,205)	21,483,638

Interest income	83,791	50,990	386,198	277,014
Accretion expense	(75,765)	(105,095)	(303,062)	(224,000)
Finance costs	(195,494)	(128,165)	(544,906)	(189,389)

Earnings (loss) before taxes	(6,954,328)	2,905,590	(739,975)	21,347,263

Taxes
Current income tax expense	(632,000)	(1,580,000)	(262,000)	(5,450,000)
Deferred tax recovery (expense)	2,047,000	(5,420,000)	(514,000)	(7,418,000)
Net earnings (loss)	(5,539,328)	(4,094,410)	(1,515,975)	8,479,263

Other comprehensive loss
Exchange loss on translation to US Dollars	-	(444,318)	-	(1,989,460)

Comprehensive earnings (loss) for the period	$(5,539,328)	$(4,538,728)	$(1,515,975)	$6,489,803

Weighted average number of common shares outstanding	118,753,205	108,901,085	116,911,616	108,272,675
Earnings (loss) per common share - basic	$(0.05)	$(0.04)	$(0.01)	$0.08
Earnings (loss) per common share - diluted	$(0.05)	$(0.04)	$(0.01)	$0.08

Comparison of the three months ended December 31, 2014, to December 31, 2013

Net loss was $5,539,328 ($0.05 per share, basic and diluted) for the fourth quarter compared with $4,094,410 ($0.04 per share, basic and diluted) in 2013. The net loss in Q4 2014 was primarily attributed to lower mine operating earnings generated at Santa Elena and non-cash impairment charges totalling $4.96 million. In Q4 2013, the Company recorded a one-time non-cash deferred tax charge of $5.8 million as a result of the enactment of the Mexican Tax Reform.

Silver and gold revenues totalled $16,406,592 (2013 – $12,866,617) in the fourth quarter. Silver sales of 422,250 ounces (2013 – 208,200), were a quarterly record and a 103% increase over the same period in 2013. The foregoing, combined with a 21% lower average realized price of $16.00 (2013 – $20.20) per ounce, resulted in only 61% higher silver revenue.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS (continued)

Total gold revenue reported in the fourth quarter increased 3% compared to the same period in 2013. Total gold sales were 8,968 ounces (2013 – 8,220), or 9% higher than in the same period in 2013. The Company sold 7,394 (2013 – 6,576) ounces of gold at an average realized price of $1,185 (2013 – $1,250) per ounce, a 5% decline. The Company delivered 1,574 gold ounces (2013 – 1,644) under the Sandstorm Purchase Agreement at $354 cash (2013 – $350) per ounce.

Cost of sales amounted to $11,427,777 (2013 – $5,185,211). Cash operating cost(2) and all-in sustaining cash cost(2) per AgEq ounce sold in Q4 2014 were $11.90 and $17.98 (Ag:Au 60.0:1) per ounce, respectively, compared to $7.68 and $12.71 (Ag:Au 61.6:1) per ounce in Q4 2013. The increase in cash operating cost per AgEq ounce for Q4 2014 is a result of additional direct production costs due to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The increase in all-in sustaining cash operating cost per AgEq ounce for Q4 is a result of higher production costs and the inclusion of Santa Elena’s sustaining underground development, infrastructure and equipment costs. The Company anticipates operating cash cost to average $10-$11 per AgEq ounce and all-in sustaining cash cost to average $14-$15 per AgEq ounce for 2015 as underground production ramps up and reaches average budgeted levels of 1,320 tpd.

Depletion, depreciation and amortization increased to $3,150,393 (2013 – $1,618,884) with the incorporation of the quarterly deprecation charge for Santa Elena’s new mill and CCD/MC processing facilities.

General and administrative expenses decreased by 20% to $2,321,740 (2013 – $2,885,989) primarily due to a decrease in remuneration expense. Remuneration expense decreased by 41% to $933,501 (2013 – $1,581,482) primarily from the reduction in annual bonuses paid in Q4 to management and employees.

During Q4 2014, the Company recorded impairment charges totalling $4,956,418 (2013 – $Nil) related to write downs of property, plant and equipment and mineral properties. The Company recorded an impairment charge of $1,911,198 against crushing equipment no longer in use at Santa Elena and wrote-off the book value of the Cruz de Mayo Project ($2,875,168) and other exploration properties ($170,052).

Current income tax expense amounted to $632,000 (2013 – $1,580,000). The decrease in tax expense in Q4 is primarily attributable to the Company taking a 100% tax deduction for 2014 development costs incurred at Santa Elena. The foregoing, combined with lower operating margins, resulted in a lower current income tax charge compared with Q4 2013.

Deferred tax recovery was $2,047,000 (2013 – expense of $5,420,000) primarily as a result of the 2014 non capital loss the Company generated which will be available to utilize against taxable income in future periods. The 2014 Mexican non capital loss was partially offset by additional temporary differences recognized for financial statement carrying amounts and their respective Mexican tax book bases. Recognized within the Q4 recovery is $374,000 (2013 – $nil) drawn down from the $5.8 million deferred taxes recognized in Q4 2013 due to the enactment of the Mexican Tax Reform.

Comparison of the year ended December 31, 2014, to December 31, 2013

Net loss was $1,515,975 ($0.01 loss per share, basic and diluted) for fiscal 2014, compared with earnings of $8,479,263 ($0.08 per share, basic and diluted) in 2013. The loss recognized in fiscal 2014 was primarily driven by 1) a decrease in revenues from lower realized prices, 2) an increase in direct production costs as Santa Elena transitioned during 2014 from an open pit heap leach operation to an underground mining and milling operation, and 3) Q4 non-cash impairment charges totalling $4.96 million.

Silver and gold revenues totalled $45,132,599 (2013 – $54,893,651) for fiscal 2014. Silver sales amounted to 1,177,936 ounces (2013 – 751,633), which includes 206,323 (2013 – 13,881) capitalized ounces, 57% higher when compared to 2013. The foregoing, combined with a 21% lower average realized price of $18.23 (2013 – $22.97) per ounce, resulted in only 24% higher silver revenue. Total gold revenue reported during fiscal 2014 decreased 16% compared to the same period in 2013. Total gold sales were 28,678 ounces (2013 – 30,487), which includes 4,096 (2013 – 409) capitalized ounces, or 6% below the same period in 2013. The Company sold 23,162 (2013 – 24,389) ounces of gold at an average realized price of $1,256 (2013 – $1,392) per ounce, a 10% decline. The Company delivered 5,516 gold ounces (2013 – 6,097) under the Sandstorm Purchase Agreement at $353 cash (2013 – $350) per ounce.

Cost of sales amounted to $23,596,973 (2013 - $19,895,374). Cash operating cost per AgEq ounce sold during the year was $9.64 (Ag:Au 60.0:1) per ounce compared to $7.78 (Ag:Au 60.5:1) per ounce in 2013. All-in sustaining cash cost per AgEq ounce sold in fiscal 2014 was $14.35 (Ag:Au 60.0:1) per ounce compared to $13.04 (Ag:Au 60.5:1) per ounce in 2013. The primary drivers for the increase in cash operating cost per AgEq ounce and all-in sustaining cash cost per AgEq ounce are the same as those outlined above in the fourth quarter comparison (refer to “Non-IFRS Performance Measures” section for details to cash operating cost per AgEq ounce and all-in sustaining cash cost per AgEq ounce).

General and administrative expenses decreased by 6% to $6,504,047 (2013 – $6,951,892). The decrease is primarily from a reduction in remuneration as lower annual bonuses were paid in Q4 to management and employees.

Share-based compensation decreased to $2,262,705 (2013 - $2,507,893) with the vesting of a fewer number of stock options. In fiscal 2014, the Company granted 3,050,000 (2013 – 3,085,000) incentive stock options with a weighted average fair value per option granted of CAD$0.71 (2013 – CAD$0.83).

Impairment charges totalled $4,956,418 (2013 – $Nil) and current and deferred tax expense totalled $262,000 (2013 – $5,450,000) and $514,000 (2013 – $7,418,000) respectively. Refer to the fourth quarter comparison for explanations of the primary drivers.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash flows per common share”, “Cash cost per AgEq ounce sold”, “All-in sustaining cash cost per AgEq ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow.

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cash provided by operating activities per the consolidated financial statements to cash flows from operations before working capital items and cash flows per common share:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Cash provided by (used in) operating activities	$(608,211)	$6,376,143	$10,820,994	$22,031,551

Income taxes paid	100,000	509,800	7,400,000	3,090,000

Change in non-cash working capital items	2,299,252	(2,277,516)	(4,452,793)	969,427
Cash flows before changes in working capital items	$1,791,041	$4,608,427	$13,768,201	$26,090,978
Weighted average number of common shares outstanding	118,753,205	108,901,085	116,911,616	108,272,675

Cash flows per common share	$0.02	$0.04	$0.12	$0.24

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per AgEq ounce sold:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Direct production costs	$10,638,737	$5,330,998	$22,423,972	$20,636,014
Amortization of leach pad ore inventory	417,254	-	807,898	-
Capitalized to Santa Elena Mine EIP (1)	-	(168,995)	(1,477,358)	(168,995)
Mining environmental duty (2)	85,171	-	275,171	-
Inventory adjustment	286,615	23,208	1,567,290	(571,645)
Cost of sales	$11,427,777	$5,185,211	$23,596,973	$19,895,374

Total AgEq ounces sold (3)	960,330	714,678	2,898,643	2,595,716
AgEq ounces capitalized to Santa Elena Mine EIP (3)	-	(39,081)	(452,067)	(39,081)
AgEq ounces sold, reported in the statement of operations (3)	960,330	675,597	2,446,576	2,556,635

Cash cost per AgEq ounce sold	$11.90	$7.68	$9.64	$7.78

The following table provides a reconciliation of cost of sales per the consolidated financial statements to all-in sustaining cash cost per

AgEq ounce sold:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Direct production costs	$10,638,737	$5,330,998	$22,423,972	$20,636,014
Amortization of leach pad ore inventory	417,254	-	807,898	-
Capitalized to Santa Elena Mine EIP (1)	-	(168,995)	(1,477,358)	(168,995)
Mining environmental duty (2)	85,171	-	275,171	-
Inventory adjustment	286,615	23,208	1,567,290	(571,645)
Cost of sales	$11,427,777	$5,185,211	$23,596,973	$19,895,374
General and administrative expenses	2,321,740	2,885,989	6,504,047	6,951,892
Sustaining capital expenditures	161,446	104,606	677,781	788,093
Sustaining underground development and infrastructure	2,555,137	-	2,555,137	-
Exploration costs (4)	799,972	450,810	1,778,482	5,733,115
Total all-in sustaining cash costs	$17,266,072	$8,626,616	$35,112,420	$33,368,474

Total AgEq ounces sold (3)	960,330	714,678	2,898,643	2,595,716

AgEq ounces capitalized to Santa Elena Mine EIP (3)	-	(39,081)	(452,067)	(39,081)
AgEq ounces sold, reported in the statement of operations (3)	960,330	675,597	2,446,576	2,556,635
All-in sustaining cash cost per AgEq ounce sold	$17.98	$12.77	$14.35	$13.05

7

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted earnings (loss) and adjusted earnings (loss) per share:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Net earnings (loss) reported	$(5,539,328)	$(4,094,410)	$(1,515,975)	$8,479,263
Adjustments for non-cash or non-recurring items

Deferred revenue	(328,118)	(586,293)	(979,127)	(2,257,563)
Deferred income tax expense	(2,047,000)	5,420,000	514,000	7,418,000
Share-based compensation	922,099	881,949	2,262,705	2,507,893
Impairment charges	4,956,418	-	4,956,418	-
Adjusted earnings (loss)	$(2,035,929)	$1,621,246	$5,238,021	$16,147,593
Weighted average number of common shares outstanding	118,753,205	108,901,085	116,911,616	108,272,675

Adjusted earnings (loss) per common share	$(0.02)	$0.01	$0.04	$0.15

(1)	Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities. Santa Elena’s underground mine, mill and processing facilities were successfully commissioned on October 1, 2014 and August 1, 2014, respectively. The production totals have been reduced by 206,323 ounces of silver and 4,096 ounces of gold for the year ended December 31, 2014, that were capitalized to Santa Elena Mine EIP.

(2)	Effective January 1, 2014, the new Mexican Environmental Mining Duty, based on 0.5% of gross revenues, is included as part of cost of sales.

(3)	Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. For fiscal 2013 and Q4 2013, the gold price to silver price ratio was 60.5:1 and 61.6:1 respectively. All numbers are rounded.

(4)	Exploration costs are expenditures incurred only at the Santa Elena Mine.

ADDITIONAL IFRS MEASURES

The Company has included additional IFRS measures which include mine operating earnings and operating earnings throughout this document and the consolidated statements of operations and comprehensive earnings (loss). Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Mine operating earnings represent the difference between metal revenues and cost of sales and depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Operating earnings represent the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production. The additional IFRS measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

SELECTED ANNUAL INFORMATION

The following financial data has been prepared in accordance with IFRS:

	2014		2013		2012
Revenues		$45,132,599		$54,893,651		$70,520,085
Net earnings (loss) (1)		$(1,515,975)		$8,479,263		$30,475,744
Comprehensive earnings (loss) (1)		$(1,515,975)		$6,489,803		$31,037,267
Earnings (loss) per share - Basic (2)		$(0.01)		$0.08		$0.33
Earnings (loss) per share - Fully diluted (2)		$(0.01)		$0.08		$0.32
Total assets (3)		$177,268,624		$143,507,653		$122,071,089
Total long term debt		$15,000,000	$	Nil	$	Nil
Other non-current liabilities (4)		$17,326,200		$17,316,037		$12,113,986
Cash dividends declared per share (5)	$	Nil		Nil	$	Nil

(1)	Fiscal 2012 earnings were positively impacted by a low income tax expense as the $23.3 million Hedge Facility cash settlement was deductible for Mexican income taxes. Fiscal 2013 earnings were significantly impacted from lower revenue generated resulting from significantly lower realized prices but more taxes as the Company recorded a one-time non-cash deferred tax accounting adjustment of $5.8 million as a result of the enactment of the Mexican Tax Reform. As explained in the results of operation section, the Company generated a 2014 loss primarily from lower revenue resulting from lower realized prices, more direction production costs and non-cash impairment charges totaling $5.0 million.

(2)	All per share amounts are calculated on a weighted average basis.

8

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

SELECTED ANNUAL INFORMATION (continued)

(3)	Total assets have increased significantly since 2012 primarily from operating cash flows, expansion expenditures at the Santa Elena Mine and exploration and evaluation programs carried out at the La Joya and other properties.

(4)	The increase in other non-current liabilities from fiscal 2012 to fiscal 2014, primarily relates to recording a deferred tax liability of $5.8 million in relation to the Mexican Tax Reform.
(5)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Revenues	16,406,592	8,001,423	7,719,057	13,005,527	12,866,617	13,669,134	13,028,258	15,329,642
Mine operating earnings (1)	1,828,422	1,847,918	3,094,202	6,597,598	6,062,522	6,924,458	6,294,586	9,582,179
Net earnings (loss) for the period (2)	(5,539,328)	241,014	1,314,350	2,467,989	(4,094,410)	3,705,317	2,866,080	6,002,276
Comprehensive earnings (loss) for the period (2)	(5,539,328)	241,014	1,314,350	2,467,989	(4,538,728)	4,164,565	1,739,890	5,124,076
EPS (LPS)
Basic	(0.05)	0.01	0.01	0.02	(0.04)	0.03	0.03	0.06
Diluted	(0.05)	0.01	0.01	0.02	(0.04)	0.03	0.03	0.05
Cash divdends declared per share (3)	-	-	-	-	-	-	-	-
Total assets (4)	177,268,624	185,813,151	180,537,473	179,507,383	143,507,653	139,899,279	134,155,949	130,504,099
Total debt (5)	15,000,000	15,000,000	15,000,000	15,000,000	-	-	-	-
Tax liabilities (6)	10,737,155	12,353,339	9,294,353	9,813,684	10,198,314	3,623,000	2,960,000	1,517,000
Other liabilities	13,805,655	16,116,768	14,387,098	14,628,203	16,175,205	15,543,639	15,188,742	16,556,388

(1)	Mine operating earnings have decreased significantly since Q1 2014 primarily from less revenue from declining metal prices and higher production and depreciation costs as Santa Elena transitioned from an open pit heap leach operation to an underground mining and milling operation.

(2)	Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of current income and deferred tax expense (recovery), foreign exchange gain (loss) on translation to United States dollars, and impairment charges. The loss recorded in Q4 2013 resulted primarily from the Company recording a one-time non-cash deferred tax accounting adjustment of $5.8 million as a result of the enactment of the Mexican Tax Reform. The loss for Q4 2014 resulted primarily from the non-cash impairment charges totalling $5.0 million.

(3)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the near term.

(4)	Total assets have increased significantly over the last number of quarters, mainly from capital investment at the Santa Elena Mine. In Q1 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million upfront deposit from Sandstorm and the $15 million draw down from the Facility with Scotiabank.

(5)	The available credit limit of the Facility is currently $30 million. The credit limit will reduce by $10 million on July 11, 2015 and then matures on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

(6)	Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

9

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CASHFLOWS

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Net earnings (loss)	$(5,539,328)	$(4,094,410)	$(1,515,975)	$8,479,263
Items not affecting cash	7,330,369	8,702,837	15,284,176	17,611,715
Cash flows from operations before changes in working capital items and income taxes	1,791,041	4,608,427	13,768,201	26,090,978
Working capital items	(2,299,252)	2,277,516	4,452,793	(969,427)
Income taxes paid	(100,000)	(509,800)	(7,400,000)	(3,090,000)
Operating Activities	(608,211)	6,376,143	10,820,994	22,031,551
Financing Activities	-	(12,212)	34,844,950	2,467,519
Investing Activities	(5,798,049)	(15,881,031)	(28,787,196)	(37,917,949)
Impact of exchange rate changes	(45,770)	(145,689)	(63,058)	(292,717)

Net increase (decrease) in cash and cash equivalents	(6,452,030)	(9,662,789)	16,815,690	(13,711,596)
Cash beginning of period	37,703,173	24,098,242	14,435,453	28,147,049

Cash end of period	$31,251,143	$14,435,453	$31,251,143	$14,435,453

Operating Activities

The cash flow used in operating activities was $608,211 (2013 – provided by $6,376,143) for the fourth quarter and the cash flow provided by operating activities was $10,820,994 (2013 - $22,031,551) for fiscal 2014. The decrease in cash provided by operating activities for the fourth quarter and fiscal 2014, compared to the same period in 2013, is primarily attributed to less revenue generated from lower realized metal prices, higher operating costs and the accounting requirement to capitalize sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets were being commissioned. The Company capitalized $Nil (2013 - $0.7 million) during the fourth quarter and $8.3 million (2013 - $0.7 million) during fiscal 2014, which are included in the “Investing Activities” section, discussed below.

Financing Activities

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,489,408. The proceeds are being used for general working capital purposes.

In February 2014, SilverCrest drew down $15 million from the currently available $30 million Facility with Scotiabank. The proceeds were primarily used to fund Santa Elena expansion expenditures. During fiscal 2013, the Company incurred $514,758 in finance expenses related to the Facility with Scotiabank.

During the year ended December 31, 2014, SilverCrest received $512,357 (2013 - $2,178,631) from the exercise of 980,000 (2013 – 1,900,000) incentive stock options and received $Nil (2013 - $805,469) from the exercise of Nil (2013 - 510,300) warrants.

Investing Activities

SilverCrest spent $4,449,248 (2013 - $16,166,868) during the fourth quarter and $42,348,646 (2013 - $56,492,122) during fiscal 2014, primarily on Santa Elena expansion costs included within property, plant and equipment.

In accordance with IFRS, the Company capitalizes sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets are being commissioned. For the year ended December 31, 2014, SilverCrest capitalized $3,497,188 (2013 - $717,974), related to production from Santa Elena’s underground mine and $4,852,397 (2013 - $Nil) related to production from Santa Elena’s new mill and CCD/MC processing facilities.

In March 2014, the Company received a $10 million contribution from Sandstorm for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $1,432,593 (2013 - $489,928) during the fourth quarter and $5,174,333 (2013 - $2,473,610) during fiscal 2014, on exploration and evaluation expenditures at the Ermitaño, La Joya and other properties. During fiscal 2014, the Company released the final $1.25 million cash payment on the La Joya West concessions, made a $0.6 million cash payment on the La Joya East concessions and incurred a total of $3.3 million in exploration costs primarily at the La Joya Project and Ermitaño Property.

SilverCrest received interest income of $83,791 (2013 - $57,791) during the fourth quarter and $386,198 (2013 - $329,809) during fiscal 2014. In fiscal 2013, SilverCrest held a $20 million short term investment that matured in June 2013.

Impact of exchange rate changes

As at December 31, 2014, the Company held $31.3 million (2013 - $14.4 million) in cash and cash equivalents, of which $25.6 million (2013 - $13.7 million) were dominated in United States dollars, $0.4 million (2013 - $0.3 million) in Canadian dollars, and $5.3 million (2013 - $0.4 million) in Mexican pesos. During the fiscal 2014, the Company’s cash and cash equivalents were negatively impacted by $63,058 (2013 - $292,717) on translation to United States dollars due to the weakening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

10

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDTY AND CAPITAL RESOURCES

		2014	2013
Assets
Current assets
Cash and cash equivalents	(i)	$31,251,143	$14,435,453
Taxes receivable	(i)	8,287,598	6,415,814
Inventory	(i)	5,166,427	12,896,365
Other current assets	(i)	3,458,396	680,308
Non-current assets		129,105,060	109,079,713
Total Assets		$177,268,624	$143,507,653
Liabilities
Current liabilities
Deferred revenue	(ii)	$1,769,198	$2,627,015
Accounts payable and accrued liabilities	(ii)	4,267,257	5,275,153
Taxes payable	(ii)	1,180,155	1,155,314
Non-current liabilities
Deferred tax liabilities		9,557,000	9,043,000
Credit facility obligation		15,000,000	-
Other non-current liabilities		7,769,200	8,273,037
Total Liabilities		$39,542,810	$26,373,519
Working Capital	(i -ii)	$40,946,954	$25,370,458

ASSETS

As at December 31, 2014, SilverCrest held cash and cash equivalents of $31.3 million. The Company’s cash position has strengthened since the start of the year, primarily due to the $20.8 million prospectus offering, the $10 million additional upfront deposit from Sandstorm and the $15 million draw down on the Facility with Scotiabank. SilverCrest continues to monitor cash resources against expenditure forecasts associated with implementation of the Company’s growth strategies.

Taxes receivable at December 31, 2014, were $8,287,598 (2013 - $6,415,814), which consisted of value added taxes receivable (“VAT”) of $3,603,901 (2013 - $6,415,814) and income tax receivable (“ITR”) of $4,683,697 (2013 - $Nil). VAT receivables are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite returns of VAT refunds. ITR relates to monthly income tax payments paid in Mexico in 2014. The Company has estimated there is no outstanding income taxes payable for fiscal 2014. The ITR balance will be used by the Company to make monthly income tax installments in Mexico during 2015.

The inventory balance primarily relates to supplies and leach pad ore at Santa Elena. The leach pad ore carrying balance at December 31, 2014, including the non-current amount was $7.4 million (2013 - $Nil). The heap leaching process was wound down during Q2 2014. As a result management reclassified $8,182,373 at June 30, 2014 from silver and gold in process to leach pad ore inventory. The leach pad ore inventory is measured based on the lower of average cost per ounce of silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad. For the fourth quarter and twelve months ended December 31, 2014, the Company recognized $417,254 (2013 - $Nil) and $807,398 (2013 - $Nil), respectively, in cost of sales related to leach pad ore tonnes processed through the mill.

Amounts receivable of $2,396,509 (2013 - $121,308) is comprised primarily from a gold and silver dore lot which was sold in December, 2014, but cash receipts were received in January, 2015.

Property, plant and equipment increased to $106.3 million (2013 - $93.1 million). During fiscal 2014, SilverCrest added approximately $40.3 million in capital costs at Santa Elena that was reduced by recording the $10 million expansion contribution from Sandstorm, depreciation and depletion charge totalling $7.8 million, sales from pre-commissioning revenues of $8.5 million and an impairment charge of $1.9 million related to crushing equipment no longer in use at Santa Elena. Exploration and evaluation assets increased to $16.4 million (2013 - $15.7 million) from acquisition and exploration expenditures incurred at the La Joya Project ($1.9 million) and the Ermitaño Property ($1.6 million) offset by the write-off of the Cruz de Mayo Project ($3.0 million).

LIABILITIES

Deferred revenue decreased to $5.5 million (2013 - $6.7 million), resulting from the delivery of 5,516 (2013 – 6,097) gold ounces to Sandstorm. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

Accounts payable and accrued liabilities decreased to $4.3 million (2013 - $5.3 million) with the completion of Santa Elena’s Expansion capital costs. The balance relates primarily to various ongoing operational and exploration commitments in Mexico.

The credit facility obligation relates to the $15 million drawn down from the available $30 million Facility with Scotiabank.

11

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $31.3 million (December 31, 2014) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $30 million Facility with Scotiabank ($15 million drawn down at December 31, 2014), will enable the Company to complete its growth strategies and meet its contractual obligations for the next twelve months. The significant capital and exploration expenditures for 2015 include the following:

Santa Elena Sustaining Capital ($12.5 million):

•	Sustaining Development Costs – $6.4 million.

•	Sustaining Plant, Property and Equipment Costs – $4.1 million.

•	Sustaining Exploration Costs – $2.0 million.

Exploration Expenditures ($3.9 million):

•	Sonora – Exploration Properties 30/60 km radius from Santa Elena Operations – $2.8 million.

•	La Joya Project – Acquisition Payments – $0.6 million.

•	La Joya Project – Exploration Program – $0.5 million.

Note: Exploration expenditures may be adjusted throughout the year depending on success.

SANTA ELENA MINE

Operating Statistics	12 MONTHS 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014	12 MONTHS 2013

Tonnes processed on leach pad (t)	213,017	-	-	12,035	200,982	1,081,159
Average silver grade processed on leach pad (g/t)	89.65	-	-	68.29	90.92	72.90
Average gold grade processed on leach pad (g/t)	1.79	-	-	1.00	1.84	1.61
Tonnes milled (t)	526,525	268,287	218,116	40,122	-	-
Average tpd milled	2,460	2,916	2,371	1,337	-	-
Average silver grade processed through mill (g/t)	68.23	73.83	63.94	54.15	-	-
Average gold grade processed through mill (g/t)	1.03	1.17	0.91	0.79	-	-
Silver recovery per mill	66%	62%	72%	62%	-	-
Gold recovery per mill	90%	89%	92%	78%	-	-
Silver ounces produced	1,157,021	397,509	385,251	173,000	201,261	779,026
Silver ounces sold	1,177,936	422,250	393,860	163,026	198,800	751,633

Gold ounces produced	27,609	8,983	7,085	3,995	7,547	31,099
Gold ounces sold	28,678	8,968	7,317	4,743	7,650	30,487
Ounces delivered to spot market	23,162	7,394	5,854	3,794	6,120	24,390
Ounces delivered to Sandstorm	5,516	1,574	1,463	949	1,530	6,097

Silver equivalent ounces produced (1)	2,813,559	936,472	810,334	412,700	654,053	2,661,979
Silver equivalent ounces sold (1)	2,898,643	960,330	832,907	447,606	657,800	2,595,716
Ag: Au ratio (1)	60.0:1	60.0:1	60.0:1	60.0:1	60.0:1	60.5:1

(1)	Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. For fiscal 2013, the gold price to silver price ratio was 60.5:1. All numbers are rounded.

OPERATIONS UPDATE

Metal production for the fourth quarter was up 3% and 27% for silver and gold, respectively, compared to Q3, 2014. During Q4, the mill processed 268,287 tonnes, a daily average of 2,916 tpd. The new CCD/MC processing facility is currently running at or above nameplate capacity of 3,000 tpd.

The plant processed 71% ore material from leach pad reserve (“pad ore”) and 29% ore material from underground ore. The expectation, for the first half of 2015, is that higher grade underground and open pit ore will be approximately 60 to 70% of the mill feed versus the lower grade leach pad ore.

The average blended grades processed during Q4 2014, were 73.83 grams per tonne (“gpt”) for silver and 1.17 gpt for gold. Current underground ore grades are averaging 127.1 gpt for silver and 2.21 gpt for gold, which is at or above than reserve estimates. Current pad ore grades are in line with budget rates, averaging 52.47 gpt for silver and 0.75 gpt for gold.

Mill recovery rates for Q4 averaged 89% for gold and 62% for silver. Mill recoveries are still being optimized (grinding size and cyanide rates) with 2015 targets of 70% for silver and 92% for gold.

The open pit at Santa Elena was reopened in January 2015 to provide approximately 4/6 months of low cost production. Current open pit ore grades are averaging 145.25 gpt for silver and 2.71 gpt for gold.

The current operational focus continues to be improving underground stope production. The first stope has been mined with production ramping up from additional stopes. Current development and stope production is approximately 1,200 tpd. The mine remains focused on costs and further operational efficiencies that will sustain cash flows in a lower silver and gold price environment.

12

SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

EXPLORATION PROPERTIES

SONORA PROPERTIES – MEXICO

During fiscal 2014, the Company signed option agreements with Evrim whereby SilverCrest can acquire a 100% interest in properties located in the general vicinity of the Santa Elena mine.

In January 2014, SilverCrest signed a five year option agreement with Evrim to acquire a 100% interest in the Ermitaño Property. The Ermitaño Property consists of two concessions (I and II) totalling 165 square km of mineral tenure contiguous to the Santa Elena Mine. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 (completed) in exploration expenditures in the first year, and delivering a Production Notice specifying that SilverCrest intends to commence commercial production in the Ermitaño Property with accompanying permits. Upon delivery of the Production Notice, the annual payments will cease and Evrim will retain a 2% NSR on revenues from production of minerals, which SilverCrest was granted a right of first refusal to acquire.

In November 2014, SilverCrest signed a five year option agreement with Evrim to acquire a 100% interest in Cumobabi by paying $75,000 upon signing the agreement (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures by the second anniversary, and delivering a Production Notice specifying that SilverCrest intends to commence commercial production in the Cumobabi Property with accompanying permits. Upon vesting, SilverCrest will no longer be required to make the annual payments and Evrim will retain a 1.5% NSR on the Cumobabi Property, which SilverCrest was granted a right of first refusal to acquire.

Outlook

In February 2015, SilverCrest announced the results of nine shallow drill holes (2,656 metres) completed at the El Durazno Target within the Ermitaño I concession. The program resulted in the discovery of near surface gold and silver mineralization which SilverCrest believes confirms a potential low grade oxide open pit target. SilverCrest expects to carry out additional exploratory work in 2015 at El Durazno and will concurrently advance the exploration program in nearby target areas within the Ermitaño and Cumobabi concessions. SilverCrest is confident further attractive targets will be discovered within this developing regional trend.

LA JOYA PROJECT, DURANGO – MEXICO

The La Joya Project is a silver copper gold project, located approximately 75 km southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Project is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. Nine of the 15 mineral concessions comprising the La Joya Project are known as the La Joya West concessions, which the Company acquired on May 24, 2013, at a total cost of $2.68 million. Three of the 15 mineral concessions comprising the La Joya Project are known as the La Joya East concessions, for which the Company still maintains an option to purchase from the original owners. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling $1.5 million over a three year period commencing January 2011 (at December 31, 2014, $912,500 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014, and the second and final payment due May 6, 2015. The La Joya West and La Joya East concessions together encompass a total of approximately 1,642 hectares. The remaining three contiguous mineral concessions comprising the La Joya Project encompass a total area of approximately 3,004 hectares and were acquired directly by the Company.

In December, 2013, SilverCrest released the Preliminary Economic Assessment (“PEA”) for La Joya dated effective October 21, 2013, as amended March 4, 2014. The PEA, which is available on the Company’s website (www.silvercrestmines.com) or on SEDAR (www.sedar.com), replaces the technical report titled “Updated Resources Estimate for the La Joya Project” dated March 27, 2013. The PEA focuses on the first stage of La Joya development (“Starter Pit”) as a low strip ratio open pit with an initial nine year life of mine plan using the high grade case 60gpt AgEq cut off inferred resource (100.8 million ounces) for Manto and Structure Zones representing mineralized zones near surface. Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on five year historic metal price trends of $24 per ounce silver, $1,200 per ounce gold, $3 per pound copper. 100% metallurgical recovery is incorporated until further information is available.

The PEA is preliminary in nature and includes Inferred Mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Outlook

The recently completed 17 hole in-fill drilling program has provided valuable information that SilverCrest will use towards an updated resource model in H1 2015. Low cost desktop Pre-Feasibility work is ongoing and will continue during H1 2015. During the year ended December 31, 2014, the Company’s two year surface rights contract with local Ejidos had expired. The Company aims to renew surface rights in 2015.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

OTHER PROPERTIES

Exploration is an integral part of SilverCrest's growth strategy. The Company has a portfolio of other mineral properties, which comprise the Cruz de Mayo Project (Mexico), the Silver Angel Property (Mexico) and the El Zapote Property (El Salvador). These properties are under care and maintenance as the Company is currently focusing on evaluating and acquiring exploration properties in proximity to Santa Elena (refer to “Exploration Properties – Sonora Properties” section).

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at December 31, 2014, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,745,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,498,205.

As at the date hereof, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,735,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,488,205, refer to “Subsequent Event” section below.

More information on these instruments and the terms of their conversion is set out in note 13 of the audited consolidated financial statements.

SUBSEQUENT EVENT

Subsequent to December 31, 2014, 10,000 incentive stock options priced at CAD$1.68 were forfeited.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2014, the Company had no off balance sheet arrangements.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

COMMITMENTS

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars and denominated in U.S. dollars)
		Less than						More than
Contractual Obligations	Total	1 year		1 – 3 years		3 – 5 years		5 years
Operating lease obligations	$199		$199	$	Nil	$	Nil	$	Nil
Accounts payable	$2,880		$2,880	$	Nil	$	Nil	$	Nil
Taxes payable	$1,180		$1,180	$	Nil	$	Nil	$	Nil
Credit facility(1)	$15,000	$	Nil		$15,000	$	Nil	$	Nil
Asset retirement obligations(2)	$4,027	$	Nil	$	Nil	$	Nil		$4,027
Deferred revenue(3)	$5,512		$1,456		$2,912		$1,144	$	Nil
Total	$28,798		$5,715		$17,912		$1,144		$4,027

1)	In February 2014, SilverCrest drew down $15 million from the available $30 million Facility with Scotiabank.

2)	Asset retirement obligations relate to the operation of the Santa Elena Mine and La Joya Project. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at December 31, 2014, has been estimated to be $4.0 million, using a long-term inflation rate of 4.1%, a discount rate of 10.0% and remaining projected mine life of seven years.

3)	Deferred revenue relates to an upfront deposit from Sandstorm for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company entered into the following transactions with related parties:

Legal Fees

Legal fees of $110,640 (2013 - $204,860), which were included in professional fees, $130,599 (2013 - $Nil) for share issuance costs, and $Nil (2013 - $91,796) in costs associated with the set-up of the Facility were paid or accrued to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $14,054 (2013 - $29,519) in share-based payments to this partner.

Key Management Compensation (1)

	2014	2013
Salaries and short-term benefits (2)	$1,254,242	$1,482,848
Directors' fees	169,725	139,600
Share-based payments	1,408,210	1,378,504
	$2,832,177	$3,000,952

(1)	SilverCrest’s key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company.

(2)	Total remuneration paid to the President and Chief Operating Officer, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $201,801 (2013 - $227,046) for technical and administrative services and recognized $43,907 (2013 - $54,809) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During fiscal 2014, the Company incurred $142,255 (2013 - $83,532) on behalf of Goldsource for these services, of which $15,347 (2013 - $23,217) is receivable at December 31, 2014.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and credit facility. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. Amounts receivables are primarily generated on sales of gold and silver to a limited number of financial institutions specializing in the precious metal markets. The Company believes these institutions to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon term and conditions. At December 31, 2014, the amounts receivable balance of $2,396,509 (2013 - $121,308) is due primarily from a gold and silver dore lot which was sold at the end of December, 2014, but cash receipts were received in early January, 2015.

The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

c. Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At December 31, 2014, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings (loss) for the year.

e. Commodity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect whether some resources are extracted and the completion of future equity transactions such as equity offerings and the exercise of stock options. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company has not engaged in any hedging activities, other than short term metal forward sales contracts and commodity option contracts less than 90 days, to reduce its exposure to commodity price risk.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENTS AND ESTIMATES

The preparation of SilverCrest’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2 in the audited consolidated financial statements) and/or other notes in the consolidated financial statements. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Commencement of Commercial Production

The determination of the date on which a mine or mill enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion and amortization of capitalized costs commence upon entering production. As a mine or mill is constructed and commissioned, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine or mill is capable of operating in the manner intended by management, which requires significant judgment in its determination. The results of operations of the Company during the years ended December 31, 2014 and 2013 presented in the consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following assets:

-	the mill and CCD/MC processing facilities achieved commercial production on August 1, 2014; and

-	the underground mine achieved commercial production on October 1, 2014.

Economic Recoverability and Probability of Future Economic Benefit of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2013, the Company had determined the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the credit facility.

Deferred revenue

The measurement of the Company’s Purchase Agreement with Sandstorm (note 10) requires significant judgment and careful consideration of the facts and circumstances. Management determined in fiscal 2009, that the ‘own use’ exemption applied to the receipt of the initial upfront deposit and common shares so accounted for this as a commodity arrangement and recorded the deemed value as deferred revenue. In fiscal 2014, SilverCrest received an additional $10 million upfront deposit from Sandstorm as a contribution towards Santa Elena’s expansion capital costs and treated this as a reduction to the carrying value of the Santa Elena EIP asset.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENTS AND ESTIMATES (continued)

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources

Estimates of the quantities of probable reserves are used in the calculation of depletion expense, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with NI 43-101 of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense. Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The quantities of probable reserves used in the depletion calculations are based on the probable reserves disclosed in the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (“Technical Report”) filed July 25, 2013, on SEDAR at www.sedar.com.

Impairment of Non-Current Assets

The Company considers both external and internal sources of information at the end of each quarter in assessing whether there are any indications that its capital projects are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operations that are not within its control and affect the recoverable amount of non-current assets. Internal sources of information the Company considers include the manner in which mineral properties and property, plant and equipment are being used or expected to be used and indications of economic performance of the asset.

Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

As at December 31, 2014, management identified indications of impairment for the Cruz de Mayo Project. The primary indicator of impairment for the Cruz de Mayo Project includes management’s decision to reduce and curtail exploration expenditures for this property. As at December 31, 2014, the Company determined the recoverable amount of the Cruz de Mayo Project to be $Nil and recognized an impairment charge of $2,875,168 in the consolidated statements of operations and comprehensive earnings (loss).

As at December 31, 2014, the Company determined there were indicators of potential impairment of the Santa Elena Equipment and Mining Assets. The primary indicator was metal price volatility, with silver and gold experiencing significant declines throughout fiscal 2014 and 2013.

In 2013, management had assessed the decline in commodity prices as short term fluctuations and did not identify other indicators of impairment for Santa Elena. As a result, an impairment test was not required for the year ended December 31, 2013.

As at December 31, 2014, SilverCrest determined that the estimated recoverable value of Santa Elena’s assets is above its carrying value. As a result, no impairment charge is required.

In the impairment assessment, the recoverable amount was determined to be the fair value less cost to dispose (“FVLCTD”), which is based upon the estimated future after-tax cash flows. The internal life-of-mine after-tax cash flows incorporates management’s best estimates of metal prices, production based on current internally estimated recoverable mineral reserves, future operating costs, future capital expenditures, inflation, and foreign exchange rates. Metal prices included in the cash flow projection were based on market consensus forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENTS AND ESTIMATES (continued)

Key assumptions used for the FVLCTD calculation for fiscal 2014 are as follows:

2014 Key Assumptions

Gold price ($/oz)	$1,287 (average life of mine)

Silver price ($/oz)	$20 (average life of mine)

Discount rate	7%

Foreign exchange Mexican Peso to United States dollar	14.50

The Company has validated the results of the FVLCTD calculation by performing sensitivity tests on its key assumptions. Holding all other variables constant, the changes in recoverable amount created by marginal changes in each of the key assumptions are as follows:

Key Assumptions	Change in Assumption	Change in Recoverable Amount

Gold and Silver Prices	1%	$2.8 million

Discount rate	1% point	$3.1 million

Foreign exchange Mexican Peso to United States dollar	1%	$0.9 million

Depreciation and depletion

The Company’s PPE and mining assets are depreciated and depleted over the estimated asset lives and probable ore reserves. Should the asset life, ore reserves, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of operations and comprehensive earnings (loss).

Inventories and cost of sales

Silver and gold in process, leach pad ore and unprocessed ore in stockpiles are valued at the lower of cost and net realizable value. Net realizable value is calculated at the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to covert the inventories into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventories. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our consolidated statements of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Share-based payments

SilverCrest uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Provisions for Asset Retirement Obligations

The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

•	IFRS 8 – Operating Segments;
•	IAS 32 – Financial Instruments: Presentation;

•	IAS 36 – Impairment of Assets; and
•	IFRIC 21 – Levies.

The adoption of these new accounting standards had no material impact on the Company’s consolidated financial statements.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board issued the following pronouncements that are effective for years beginning January 1, 2016, or later and may affect the Company’s future consolidated financial statements:

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and

•	IAS 16 – Property, Plant & Equipment and IAS 38 – Intangibles.

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements, or whether to early adopt these new requirements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013, dated March 28, 2014. There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations;

•	Operating hazards and risks;
•	Mining capital and operation costs variances;

•	Calculation of reserves and resources and precious metal recoveries;

•	Commercial viability of exploration and development programs and properties; and
•	Substantial volatility of share price.

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com. The Company’s AIF for the year ended December 31, 2014, will be filed on SEDAR on or before March 31, 2015.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the estimated amount of probable mineral reserves and indicated and inferred mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected metal or mineral recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment for operations and development functioning as anticipated; ability for contracted parties to provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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SILVERCREST MINES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three and twelve months ended December 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2014, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As at December 31, 2014, management assessed the design and operation of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

There has been no change in the Company’s internal control over the financial reporting during fiscal 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., Chief Operating Officer and Director of SilverCrest who is a ‘Qualified Person’ for the purpose of NI 43-101.

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